FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 21, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 21, 2004

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 21, 2004	By: /s/ Bruno Nieuwland

Name: Bruno Nieuwland
Title: Chief Financial Controller

By: /s/ Marc Beuls

Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
July 21, 2004

NOTICE OF EXTRAORDINARY GENERAL MEETING

MILLICOM INTERNATIONAL CELLULAR S.A. société anonyme Registered office: 75, route de Longwy L-8080 Bertrange Grand Duchy of Luxembourg R.C. Luxembourg: B-40.630

NOTICE IS HEREBY GIVEN to the shareholders of Millicom International Cellular SA. (the Company) that an Extraordinary General Meeting of shareholders (the Meeting) will be held on August 9, 2004, at 3.00 p.m, before Maître Paul Decker, notary, at 11, Place J.-F. Dargent à L-1413 Luxembourg (Grand Duchy of Luxembourg) with the following agenda:

1.	Amendment of article 13, paragraph 3 of the articles of association of the Company so that the current text which reads:

"The Company shall indemnify any director or officer and his heirs, executors and administrators, against expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director or officer of the Company, or, at the request of the Company, of any other company of which the Company is a shareholder or creditor, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for gross negligence or wilful misconduct; in the event of a settlement, indemnification shall be provided only in connection with such matters covered by the settlement as to which the Company is advised by its legal counsel that the person to be indemnified did not commit such a breach of duty. The foregoing right of indemnification shall not exclude other rights to which he may be entitled"

will read as follows following the proposed amendments:

"The Company shall indemnify any director or officer and his/her heirs, executors and administrators for any damages, compensations and costs to be paid by him/her and any expenses reasonably incurred by him/her as a consequence of, or in connection with any action, suit or proceeding to which he/she may be a party by reason of him/her being or having been a director or officer of the Company, or, at the request of the Company, of any other company of which the Company is a shareholder or creditor, except in relation to matters as to which he/she shall be finally judged in such action, suit or proceeding to be liable for gross negligence or wilful misconduct; in the event of a settlement, indemnification shall be provided only in connection with such matters covered by the settlement as to which the Company is advised by its legal counsel that the person to be indemnified did not commit such breach of duty. The foregoing right of indemnification shall not exclude other rights to which he/she may be entitled".

2.	Miscellaneous

In respect of item 1. of the above agenda, a quorum of 50% of all issued and outstanding shares of the Company is required for the valid deliberation of the Meeting and the resolution must be taken by a three quarters majority of all the shares present or represented.

Participation to the Meeting is reserved to shareholders who file their intention to attend the Meeting by mail and/or return a duly completed and signed proxy form at the following address: Millicom International Cellular SA, 75, route de Longwy, L-8080 Bertrange, attention: Véronique Mathieu Tel: +352352 27 759 287, Fax: +352 27 759 359 no later than August 4, 2004 at 5.00 p.m. Proxy forms for the Meeting are available upon request at the registered office of the Company.

Holders of Swedish Depository Receipts wishing to attend or be represented at the Meeting via proxy have to request a power of attorney from Fischer Partners Fondkommission AB, P.O. Box 16027, SE-103-21 Stockholm, Sweden, Tel: +46 8 463 85 00 and send it duly completed to the following address: Millicom International Cellular SA, 75, route de Longwy, L-8080 Bertrange, attention: Véronique Mathieu Tel: +352 27 759 287, Fax: +352 27 759 359, no later than August 4, 2004, at 5.00 p.m. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to exercise their shareholders' rights at the Meeting and such registration must be completed no later than July 30, 2004.

July 21, 2004 The Board of Directors

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com